June 3, 2019

Robert Grosshandler
Chief Executive Officer, President and Secretary iConsumer Corp.
73 Greentree Drive #558
Dover, Delaware 19904

       Re: iConsumer Corp.
           Offering Statement on Form 1-A
           Post-qualification Amendment No. 1
           Filed May 9, 2019
           File No. 024-10795

Dear Mr. Grosshandler:

       We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A POS filed May 9, 2019

Cover Page

1. Please revise the cover page of your offering circular to disclose that you are offering
      Series A Non-Voting Preferred Stock both for cash and pursuant to your Stock Award rebate program.
Letter to Prospective Shareholders, page 4

2. Please revise your discussion estimating how you will become cash flow positive to provide a clear basis and timeline for your expectations. We note that your discussion beginning on page 7 regarding your plans to reach "cash flow break even status" is extensively qualified and is based upon acquiring shoppers who behave like shoppers acquired in the first quarter of 2018 rather than upon more recent behavior under your revised reward offerings.
 Robert Grosshandler
iConsumer Corp.
June 3, 2019
Page 2
3. Please delete the reference to the SEC as the cause of your obligation to cease offering stock in the absence of a valid exemption from registration.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Robert S.
Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas,
Attorney Adviser, at (202) 551-3436 or Kathleen Krebs, Special Counsel, at
(202) 551-3350 with
any other questions.



                                                             Sincerely,
FirstName LastNameRobert Grosshandler
                                                             Division of
Corporation Finance
Comapany NameiConsumer Corp.
                                                             Office of
Telecommunications
June 3, 2019 Page 2
cc:       Jeanne Campanelli, Esq.
FirstName LastName